SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

May 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-1 (File No. 333-270674)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SMX (Security Matters) Public Limited Company (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (File No. 333-270674) (the “Registration Statement”) so that it will become effective on Monday, May 22, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes Stephen E. Fox, Esq. of Ruskin Moscou Faltischek, P.C., to orally modify or withdraw this request for acceleration.

Please contact Mr. Fox at (516) 663-6580, to provide notice of effectiveness of the Registration Statement, or if you have any questions or comments relating to this request.

We also respectfully request that a copy of the written order from the United States Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Ruskin Moscou Faltischek, P.C., attention: Stephen E. Fox, via email at sfox@rmfpc.com.

Very truly yours,

SMX (Security Matters) Public Limited Company

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer